VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

September 22, 2017

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Ganley, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Ganley:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,572	9/22/2017	485BXT	0000768847-17-000137

The Amendment relates to VanEck Vectors Long/Flat US Equity ETF, a new series of the Trust. No securities were sold in connection with the Amendment. The Trust is making this withdrawal request to correct an error in the Post Effective Amendment Number that was contained in the Amendment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2048 or Tiina Vaisanen of Dechert LLP at (212) 649-8727. Thank you.

Best regards,

/s/ Matthew A. Babinsky

Matthew A. Babinsky

Assistant Vice President and Assistant Secretary